

November 8, 2011

Via E-Mail
Mr. Robert C. Lyons
Chief Financial Officer
GATX Corporation
222 West Adams Street
Chicago, Illinois 60606-5314

> **Re:** **GATX Corporation**
> **Form 10-K for the Year Ended December 31, 2010**
> **Filed February 23, 2011**
> **File No. 001-02328**

Dear Mr. Lyons:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2010

Statements of Income, page 52

1. We note from your statements of income that your share of affiliates' earnings represents approximately 39% of your consolidated income before income taxes. Please tell us if your equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle related to any of the investments in affiliates disclosed in Note 6 exceeds 20 percent of such income in your consolidated results for 2010. If so, please revise to include financial statements of these affiliates as required by Rule 3-09 of Regulation S-X.

Note 6.Investments in Affiliated Companies, page 63

2. We note your disclosure that you have a 12.5% ownership interest in Adler Funding LLC which you account for using the equity method of accounting. Please explain to us, and disclose in the notes to the financial statements in future filings, why you believe it is appropriate to use the equity method of accounting for this investment. As part of your response, please explain why you believe you have significant influence over the entity's operations.

Note 22. Legal Proceedings and Other Contingencies, page 88

Polskie Koleje Panstwowe S.A. v. DEC sp. z.o.o., page 89

3. We note your disclosure that the ultimate resolution of this matter for an amount in excess of the $15.5 million accrual is possible, however the Company believes that any such excess would not be material to the financial position or liquidity. In light of the additional disclosure that such resolution could have a material adverse effect on the results of operations in a particular quarter or fiscal year, please revise future filings to disclose an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. See guidance in ASC 450-20-50-4.

Other Litigation, page 90

4. We note your disclosure that it is the opinion of management that none of these other matters, when ultimately resolved, will have a material adverse effect on GATX's consolidated financial position or liquidity, however it is possible that the ultimate resolution of one or more of these other matters could have a material adverse effect on the results of operations in a particular quarter or fiscal year. In light of this potential material adverse effect on the results of operations, please revise future filings to disclose an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. See guidance in ASC 450-20-50-4. Your disclosure as it relates to future charges for environmental liabilities which could have a significant effect on the results of operations should also be similarly revised.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief